North American
Galvanizing & Coatings, Inc.         May 7, 2010

Dear Fellow Stockholder:

We are pleased to inform you that on March 31, 2010, North American Galvanizing & Coatings, Inc. (“NGA” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AZZ incorporated, a Texas corporation (“AZZ” or “Parent”), and Big Kettle Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”).

Under the terms of the Merger Agreement and subject to the conditions set forth in the Purchaser’s Offer to Purchase and related materials enclosed with this letter, the Purchaser is commencing today a cash tender offer to purchase all the outstanding shares of the common stock of your Company (the “Shares”) at a purchase price of $7.50 per Share, without interest and subject to applicable withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 5:00 p.m., Central Daylight Saving Time, on June 7, 2010.

Following the successful completion of the tender offer, the Purchaser will be merged with and into the Company, and NGA will become an indirect wholly owned subsidiary of AZZ. All of the Shares not purchased in the tender offer (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any of their subsidiaries, and Shares held by stockholders who properly demand appraisal rights) will be converted in the merger into the right to receive the same consideration paid in the tender offer, without interest.

Under the terms of the “go shop” provision contained in the Merger Agreement, your Company’s board of directors, with the assistance of its financial advisor Stephens Inc., aggressively solicited acquisition proposals from third parties in order to ascertain whether a superior alternative transaction for the Company’s stockholders was available, and to confirm the advisability of the tender offer and the merger. Fifty companies, including a mix of strategic parties and financial sponsors, were contacted during this period. To date, the Company has not received an acquisition proposal from any of the parties contacted.

Your Company’s board of directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable and fair to and in the best interests of the Company and its stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger; and (iii) recommended that the Company’s stockholders accept the tender offer, tender their Shares to the Purchaser in the tender offer, and, if required by law, adopt the Merger Agreement and approve the merger. In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Stephens Inc. to the effect that, based on and subject to the various assumptions and limitations set forth in such opinion the consideration to be paid to holders of Shares pursuant to the tender offer and the merger was fair, from a financial point of view, to such stockholders.

The Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Joseph J. Morrow Non-Executive Chairman	Ronald J. Evans President and Chief Executive Officer

5314 South Yale • Suite 1000 • Tulsa, Oklahoma 74135 USA • 918-494-0964 • Fax 918-494-3999